United States securities and exchange commission logo





                            April 8, 2024

       Michael Cribari
       Chief Executive Officer
       High Roller Technologies, Inc.
       400 South 4th Street, Suite 500-#390
       Las Vegas, Nevada 89101

                                                        Re: High Roller
Technologies, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed March 22,
2024
                                                            File No. 333-276176

       Dear Michael Cribari:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2024 letter.

       Form S-1 filed March 22, 2024

       Business
       Licenses, page 55

   1. We note your disclosure that your Curacao gaming sublicense has been extended to March
                                                        30, 2024, at which
point you applied for a gaming license directly with the Curacao
                                                        Gaming Control Board.
As of the date of this letter, your gaming sublicense has expired.
                                                        Please revise to
disclose whether you obtained and currently hold a license directly from the Curacao Gaming
Board, and if not, please affirmatively state so and state the risks to investors while you
await approval of your license.
 Michael Cribari
FirstName
High RollerLastNameMichael
             Technologies, Inc.Cribari
Comapany
April       NameHigh Roller Technologies, Inc.
       8, 2024
April 28, 2024 Page 2
Page
FirstName LastName
       Please contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Aaron A. Grunfeld, Esq.